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APP. E4                         REGULATION OF INVESTMENT ADVISORS

CUSIP No._001735109             13G
                Page______of______Pages
_______________________________________________________________________
1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Clarion CRA Securities, LP                             232802869

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)____
(b)____

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
259 N. Radnor Chester Road, Suite 205 Radnor, PA 19087

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER
1,623,400, sole voting power

6. SHARED VOTING POWER
No shares under shared voting power

7. SOLE DISPOSITIVE POWER
1,623,400 shares, sole dispositive power

8. SHARED DISPOSITOVE POWER
No shares under shared dispositive power

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,623,400 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
6.4%

12.  TYPE OF REPORTING PERSON*
IA

SCHEDULE 13G                                            APP. E4

                                      UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

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                                SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No _______)*
                          Amli Residential Properties.
                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)
                                   001735109
                                 (Cusip Number)

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Sec 1745 (6-88)

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Items
Item 1
Amli Residential Properties
125 S WACKER DR
STE 3100
CHICAGO IL 60606

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Item 2
(a) ING Clarion Real Estate Securities, L.P.
(b) 259 N. Radnor-Chester Road, Suite 205
Radnor, PA  19087
(c) N/A
(d) Common Stock
(e) 024835100

Item 3
(e) Investment Adviser registered under section 203 of the Investment
(f) Advisers Act of 1940

Item 4
(a) 1,623,400 shares
(b) 6.4%
(c)
(i.) 1,623,400 shares, sole voting power
(ii.) No shares under shared voting power
(iii.) 1,623,400 shares, sole dispositive power
(iv.) No shares under shared dispositive power

Item 5
N/A

Item 6
N/A

Item 7
N/A

Item 8
N/A

Item 9
N/A

Item 10
T. Ritson Ferguson, President

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